August 27, 2010

VIA FACSIMILE AND EDGAR

Mr. William Friar
Senior Financial Analyst
Mail Stop 4720
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          Hampton Roads Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 1-32968

Dear Mr. Friar:

Attached please find responses to the Staff's comments contained in your letter of August 26, 2010, following up on comments regarding the Preliminary Proxy Statement on Schedule 14A of Hampton Roads Bankshares, Inc. (the “Company”).  For ease of reading, the Staff's comments are in italics and our replies are in regular font.

We are initially submitting our response supplementally via changed pages because it would cause the Company undue hardship and considerable additional expense and further delays to file an additional Preliminary Proxy Statement at this time.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact me at (757) 217-3634 or our outside counsel, William A. Old, Jr. at (757) 622-3366.

Sincerely,

/s/  Douglas J. Glenn

Douglas J. Glenn
Executive Vice President, General Counsel, and Chief Operating Officer

Hampton Roads Bankshares, Inc.
 Response to Staff Comment Letter, dated August 26, 2010
Preliminary Proxy Statement on Schedule 14A

General

1.
Please revise the letter to shareholders or, alternatively, the body of the proxy statement no later than the first page of the Q&A section, to provide disclosure reflecting the statement made on page 45 that if the company is unable to carry out the recapitalization, it may be unable to continue as a going concern.

The Company has revised the body of the proxy statement on the first page of the Q&A to disclose that if the Company is unable to carry out the recapitalization, it may be unable to continue as a going concern.

2.	Please review your document to cull legalisms such as "therein", "pursuant", "aforementioned" and "hereto" from the document.

The entire document has been revised as requested.

Recent Developments, page 2

3.	Please revise to provide thorough disclosure of all steps taken to date in response to the written agreement with the regulators.

The Company has disclosed under “Recent Developments” the steps it has taken to date in response to the written agreement with regulators.

Why did you send me this Proxy Statement, page 5

4.
In the third paragraph, please note how many common shares the Series C Preferred Shares will convert into.  Similarly, please note the number of common shares that the Series A and B Preferred Shares will convert into.

The Company has revised the aforementioned paragraph to disclose how many shares the Series C Preferred will convert into and the number of common shares that the Series A and B Preferred shares will convert into.

Certain Relationships and Related Transactions, page 24

5.
Reference is made to the last four paragraphs in this section.  Please state, if true, that in the opinion of management, the terms of the transactions are as favorable to the company as could have been made with unaffiliated parties.

The Company has revised the aforementioned paragraphs as requested.

Executive Compensation, page 25

6.
Please revise your disclosure regarding the determination of salaries for 2009 to clarify the process by which salaries for your NEOs were determined.  For example, what effect did the company's increases in net income, assets, loans and deposits have on those decisions?

The Company has revised the aforementioned disclosure to indicate how the salaries for its NEOs were determined.

7.	Please revise the discussion regarding your incentive plan on page 31 to clarify how the decision was reached not to pay any bonuses under this plan during 2009.

The Company has revised the aforementioned disclosure as requested.

Proposal No 3, page 44

8.
You state on page 45 that the Q&A section at the beginning of the proxy statement includes additional information regarding the background of the recapitalization plan.  Please clarify for the staff what this statement refers to, or revise your disclosure accordingly.

The Company has revised the discussion on page 45 to eliminate the aforementioned disclosure.

9.
Under the subheading "Amended and Restated CapGen Investment Agreement" on page 47, please revise to disclose the approximate percent of beneficial ownership that CapGen will have after the transaction.

The Company has revised the aforementioned to disclose the approximate percent of beneficial ownership that CapGen will have after the transaction.

Background of the Investment Proposal, page 45

10.	Please note the dollar amount of the new cash that will be injected into the company if the investment proposal is consummated.

The Company has added the dollar amount of the new cash that will be injected into the Company if the investment proposal is consummated in the location reference above.

Reasons Against the Investment Proposal, page 45

11.	Please disclose the percentage of ownership that current shareholders will hold assuming that the investment proposal is consummated.

The Company has added the percentage of ownership that current shareholders will hold assuming that the investment proposal is consummated in the location referenced above.

12.	Within this section please include a descriptive cross reference, including a page number, to the dilution table on page 52.

The requested descriptive cross reference and page reference have been added.

Pro Forma Financial Information, page 49

13.	Please review to disclose the number of weighted average shares outstanding used to calculate your pro forma EPS.

The Company has disclosed the number of weighted average shares outstanding used to calculate your pro forma EPS under “Pro Forma Financial Information.”

14.
We note that your pro forma financial statements give effect to the various elements of your Recapitalization Plan, including the "Investment", the "Exchange Offers", the "TARP Exchange", the "TARP Conversion", the "Rights Offering" and the change in par value.  We also note that you have elected to present the pro forma effects of each of these transactions in a single column rather than providing a separate column for each.  To provider greater transparency as to how each of these transactions impacts your financial statements, please revise footnote (2) to your pro forma financial statements to separate quantify the pro forma impact related to the issuance of shares and related proceeds received for each separate transaction.

The aforementioned disclosure has been revised as requested.

15.	With respect to pro forma adjustments (4) and (5), please revise to clearly disclose how you determined the fair value of the warrants to be issued.

The aforementioned disclosure has been revised as requested.

Reason For Seeking Shareholder Approval, page 53

16.	Please check the page reference at the end of the first paragraph. While the reference is to page 48, we wonder whether you mean page 46.

The Company agrees with the SEC Staff, and has changed the page reference accordingly.

The Reverse Stock Split Proposal, page 93

17.
We are concerned that the second sentence might confuse unsophisticated shareholders, and we would urge you to revise the language in the sentence and split it into two or three clear, understandable sentences.

The Company has revised the aforementioned sentence for better readability, as requested.

18.	In the last bullet point on page 100 you use "Reserve Bank," a defined term. Please use the full name in this bullet point.

The Company has made the requested change.

Proposal No. 8, page 93

19.
Please revise to state whether the decision to effect the reverse stock split will be made after the recapitalization transactions are completed or whether the split could occur before the completion of the transactions.

The aforementioned disclosure has been added.